Exhibit 21.1

Subsidiaries of GTT Communications, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
GTT Americas, LLC	Delaware
GTT Escrow Corporation	Delaware
GTT Global Telecom Government Services LLC	Virginia
GTT-EMEA, Ltd.	United Kingdom
GTT Communications SRL	Italy
Tinet GmbH	Germany